

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2013

Susan B. Washer
President and Chief Executive Officer
Applied Genetic Technologies Corporation
11801 Research Drive, Suite D
Alachua, Florida 32615

> Re: **Applied Genetic Technologies Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted November 4, 2013**
> **CIK No. 0001273636**

Dear Ms. Washer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please update your financial statements to include the quarter ended September 30, 2013 pursuant to Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

Overview, page 1

4. We note your statement that you are a leading clinical-stage biotechnology company. However, we also note your statement that your most advanced product candidates are in the pre-clinical stages of regulatory development and clinical trials may not begin until late 2014 at the earliest. In light of the early development stage of your products and business, please revise your statement here, and elsewhere in the prospectus, that you are a "leading" biotechnology company.

5. At your first reference to each of the following, please define the following terms to provide a reasonable investor with an understanding of the term:
    *   "viral vector;"
    *   "adeno-associated;" and
    *   "monogenic"

Our product pipeline, page 1

6. We note your disclosure that you plan to initiate Phase 1/2 trials and Phase 2/3 trials of certain product candidates. In order to call the trial a Phase 1/2 or Phase 2/3, it must meet the requirements of both clinical stages. Please provide an analysis supporting your determination that each of the trials will meet the requirements for both clinical stages indicated.

Risk Factors, page 12

"We face intense competition and rapid technological change…," page 30

7. We note your disclosure that, if successful, your product candidates "will have to compete with existing therapies and new therapies that may become available in the future." Please disclose any known competitors who are developing competing therapies and the respective stages of development for any competing therapies to which you refer.

"Our future success depends on our ability to retain key employees…," page 36

8. We note your disclosure that you are "highly dependent on principal members of [y]our executive team and key employees." Please identify any individuals, other than your executive officers, that you consider "key employees."

"If the use of our product candidates harms patients…," page 39

9. Please revise your risk factor discussion to identify the amount of product liability insurance coverage you maintain.

"If we fail to comply with our obligations in the agreements…," page 44

10. We note your statement in this risk factor that you have in-licensed intellectual property to develop product candidates. Please revise your disclosure to identify the parties from which you have in-licensed intellectual property used to develop your primary product candidates.

Dilution, page 60

11. Please revise your dilution computation to present your historical net tangible book value (deficit) per share and reconcile that amount to your pro forma amount.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical accounting policies and significant judgments and estimates
Share-based compensation, page 67

12. Please provide disclosures the following regarding the valuation of your common stock and address the following:
   - Disclose if the valuation of the equity instruments was contemporaneous or retrospective.
   - Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.
   - Disclose the intrinsic value of the outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent practicable date before requesting effectiveness of your registration statement.
   - Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement.

Liquidity and capital resources
Contractual obligations and commitments, page 80

13. Please revise your disclosure regarding contingent contractual obligations to indicate the aggregate milestone payments that you may need to pay under your identified agreements

if all triggering events are achieved. To the extent that you believe any of the underlying milestones are probable to occur within one year, please disclose your associated payment obligation.

Our Business, page 82

Proof-of-concept programs beyond ophthalmology, page 102

14. Where you discuss the results of the clinical trials for your AAT deficiency candidate, please discuss the occurrence of any serious adverse events, identify any such events, and disclose the frequency with which they occurred in your trials.

Intellectual property, page 107

15. We note your discussion of your patent portfolio.   Please revise your disclosure in this section to identify and discuss all material patents and patent applications. In particular, please provide the following information for each of your material patents and patent applications:

- the specific product candidate or technology to which each patent relates;
- the expiration date;
- the jurisdiction in which the patent is issued or in which the patent application has been filed; and
- the specific type of patent protection provided or sought (e.g., composition of matter, method of use, etc.).

It may helpful to provide the requested information in the form of table.

Our patents and patent applications, page 109

16. We note your disclosure that your longest-lived issued patent covering manufacturing methods is expected to expire in 2022. Please revise your disclosure to indicate when the most material patent(s) covering your manufacturing methods is expected to expire.

License Agreements, page 109

17. Please revise your disclosure to include the following information with respect to the material terms of each of your license agreements:
- upfront license fees;
- any other material payment obligations;
- duration; and
- termination provisions.

To the extent that the duration of the agreement is tied to the duration of any underlying patent or payment obligation, please disclose the expected duration of any such patent or payment obligation.

Description of Capital Stock, page 143

18. Please expand your description of your common stock to specify sinking fund provisions, redemption provisions, and the vote required by security holders to take action, as required by Item 202(a)(1) of Regulation S-K.

Underwriting, page 153
Lock-Up Agreements, page 154

19. When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Christine Allen at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
       Robert W. Sweet, Jr.

Foley Hoag LLP
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